Exhibit 99.1

Inspira Technologies Secures $22.5 Million Purchase Order, Launches Full Revenue Execution Phase

RA’ANANA, Israel, July 2, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced it has secured a binding $22.5 million purchase order for its FDA-cleared ART100 system, representing a major commercial inflection point for the Company. The order was placed by a privately held company headquartered outside the United States, in a global strategic hub, with an established track record and active commercial ties to both government entities and institutional healthcare customers.

Under the terms of the binding purchase order, full payment of $22.5 million is to be made during 2025. Inspira and the purchasing organization have initiated onboarding, logistics planning, and deployment scheduling, with immediate implementation.

This purchase order is a significant commercial milestone for Inspira, marking a clear transition into full-scale revenue generation. Inspira estimates that this purchase order represents only a small portion of the total addressable market the Company is currently targeting globally.

“We view this order as a signal of the broad activation of Inspira’s commercial model,” said Dagi Ben-Noon, CEO of Inspira Technologies. “It is a vote of confidence in our technology, confirms market demand, and signals to the market that we are executing in real-world settings. The clinical use of the ART100 in top U.S. medical centers opened the door to this agreement, and it lays the foundation for the next wave of global deployments already underway.”

Inspira is currently in advanced negotiations with additional healthcare companies and governmental institutions across multiple regions. These discussions are progressing toward commercial agreements that are expected to be announced in the near term, further supporting the Company’s commercial expansion strategy.

This announcement follows a series of major company milestones, including successful clinical integration in Tier-1 hospitals, and manufacturing expansion. Inspira is actively scaling its commercial infrastructure to support accelerated pipeline expansion and recurring deployments on a global scale.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected receipt of payment under the purchase order, and the timing of such payment, the commencment of the onboarding, logistics planning, and deployment scheduling, the Company’s belief that this purchase order is a significant commercial milestone for the Company, the Company’s estimation that the purchase order represents only a small portion of the total addressable market the Company is currently targeting globally, the Company’s statement that the purchase order is a signal of the broad activation of the Company’s commercial model, that the purchase order is a vote of confidence in its technology, confirms market demand, and signals to the market that the Company is executing in real-world settings, that the clinical use of the ART100 in top U.S. medical centers opened the door to the purchase order and lays the foundation for the next wave of anticipated global deployments already underway, that the Company’s discussions with additional healthcare companies and governmental institutions are progressing towards commercial agreements that are expected to be announced in the near term, further supporting the Company’s commercial expansion strategy, and that the Company is actively scaling its commercial infrastructure to support accelerated pipeline expansion and recurring deployments on a global scale. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485